Exhibit 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization

BeiGene AUS PTY LTD.	Australia

BeiGene (Hong Kong) Co., Limited	Hong Kong

BeiGene USA, Inc.	United States

BeiGene 101	Cayman Islands

BeiGene (Suzhou) Co., Limited	People’s Republic of China

BeiGene (Beijing) Co., Limited	People’s Republic of China